Form 51-102F3

Material Change Report

1.	Name and Address of Company

B2Gold Corp.
Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, BC V7X 1J1

2.	Date of Material Change

June 3, 2014

3.	News Release

News release was issued on June 3, 2014 through Marketwired and filed with the applicable securities regulatory authorities.

4.	Summary of Material Change

On June 3, 2014, B2Gold Corp. (“B2Gold” or the “Company”) and Papillon Resources Limited (“Papillon”) entered into a definitive merger implementation agreement (“Merger Agreement”) pursuant to which B2Gold agreed to acquire all of the issued and outstanding ordinary shares of Papillon.

5.	Full Description of Material Change

On June 3, 2014, B2Gold and Papillon entered into the Merger Agreement, the terms of which provide that Papillon shareholders will receive 0.661 B2Gold shares for each Papillon ordinary share held. B2Gold will also issue B2Gold shares as consideration for the cancellation of the Papillon stock options (the “Papillon Options”) based on the in-the-money amount of such Papillon Options and the closing price of the Papillon shares on May 23, 2014 (the “Option Consideration”).

The transaction will be structured as an acquisition by B2Gold of all of the outstanding ordinary shares of Papillon by way of a scheme of arrangement under the Australian Corporations Act 2001 (Cth) (the “Scheme”). Upon completion of the Scheme, existing B2Gold shareholders and Papillon shareholders will own approximately 74% and 26%, respectively, of the B2Gold shares.

There are currently 341,794,210 ordinary shares of Papillon issued and outstanding and B2Gold expects to issue an aggregate of up to 231,114,822 shares in connection with the Scheme. In addition, the Option Consideration will result in the issuance of approximately 2.46 million B2Gold shares.

The B2Gold Board of Directors has determined that the proposed transaction is in the best interests of the B2Gold shareholders based on a number of factors, including advice received from Canaccord Genuity Corp. and Raymond James Ltd., B2Gold’s financial advisors, that the consideration to be offered is fair, from a financial point of view, to the shareholders of B2Gold. The B2Gold Board unanimously recommends that B2Gold shareholders vote in favour of the resolution to approve the issuance of shares pursuant to the Scheme and the Option Consideration. On the same basis, each director of B2Gold intends to vote all B2Gold shares over which he has control or direction in favour of the issuance of B2Gold shares pursuant to the Scheme and any other Scheme related matters at a meeting of B2Gold shareholders to be convened later in 2014.

The Papillon Board of Directors also determined that the proposed transaction is in the best interests of the Papillon shareholders based on a number of factors, including financial advice received from its financial advisor (in the absence of a superior proposal for Papillon and subject to an Independent Expert opining that the Scheme is in the best interests of Papillon shareholders). The Papillon Board unanimously recommends that Papillon shareholders vote in favour of the proposed Scheme, in the absence of a superior proposal for Papillon and subject to an Independent Expert opining that the Scheme is in the best interests of Papillon shareholders. On the same basis, each director of Papillon intends to vote all Papillon shares over which he has control in favour of the Scheme and any other Scheme related matters at a meeting of Papillon shareholders to be convened in September 2014.

The Scheme is subject to regulatory, Australian Court, shareholder, and third party approvals, together with other customary conditions. Regulatory approvals include approval by the Australian Foreign Investment Review Board, and Australian Stock Exchange and Toronto Stock Exchange approvals in respect of the issue of new B2Gold shares under the Scheme and as the Option Consideration.

A B2Gold management information circular that outlines the terms of the Scheme, the fairness opinion of B2Gold’s financial advisors and the reasons for the B2Gold Directors’ recommendations will be circulated to all B2Gold shareholders. A special meeting of B2Gold shareholders to consider the B2Gold shares being issued in connection with the Scheme and the Option Consideration is expected to be held in September 2014. The Scheme is conditional upon B2Gold shareholders approving the issuance of B2Gold shares that will be issued in connection with the Scheme and the Option Consideration by a simple majority of the B2Gold shares that are voted at the shareholder meeting.

A Scheme Booklet setting out the terms of the Scheme, Independent Expert’s Report and the reasons for the Papillon Directors’ recommendations is expected to be circulated to all Papillon shareholders. A meeting of Papillon shareholders to consider the Scheme is expected to be held in September 2014 and the Scheme is expected to be implemented shortly thereafter. The Scheme is conditional upon approval by 75% of the number of votes cast, and 50% of the number of Papillon shareholders present and voting, at the meeting of Papillon shareholders.

The Merger Agreement also contains customary and reciprocal deal protection mechanisms, including no shop and no talk provisions, matching and notification rights in the event of a competing proposal and a mutual reimbursement fee payable by B2Gold or Papillon in specified circumstances.

The Merger Agreement is available under B2Gold’s profile on SEDAR at www.sedar.com.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51- 102

Not applicable.

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

Roger Richer
Executive Vice President, General Counsel and Secretary

Telephone: (604) 681-8371 Facsimile: (604) 681- 6209

9.	Date of Report

June 13, 2014.